SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WESTPORT FUEL SYSTEMS INC.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

960908309
(CUSIP Number)

Paul Hong
Cartesian Capital Group, LLC
505 Fifth Avenue, 15th Floor
New York, NY 10017
(212) 461-6363

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to

Robert Rizzo, Esq.
Jeffrey Hochman, Esq.
Willkie Farr & Gallagher
787 Seventh Avenue
New York, NY 10019
(212) 728-8000

July 30, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 960908309	Page 2 of 17 Pages
1	NAME OF REPORTING PERSON Peter Yu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,485,886.52*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,485,886.52*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,485,886.52*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 3 of 17 Pages
1	NAME OF REPORTING PERSON Pangaea Two Acquisition Holdings XIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 3,729,764.53*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 3,729,764.53**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,729,764.53*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.58%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 4 of 17 Pages
1	NAME OF REPORTING PERSON Pangaea Two Acquisition Holdings Parallel XIV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,675,142.99*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,675,142.99*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,675,142.99*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.16%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 5 of 17 Pages
1	NAME OF REPORTING PERSON P2 Portfolios, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 1,080,979.00*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 1,080,979.00*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,979.00*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.75%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 6 of 17 Pages
1	NAME OF REPORTING PERSON Pangaea Two, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,810,743.53*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,810,743.53*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,810,743.53*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 7 of 17 Pages
1	NAME OF REPORTING PERSON Pangaea Two Parallel, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 2,756,121.99 *
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 2,756,121.99*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,756,121.99*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.91%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 8 of 17 Pages
1	NAME OF REPORTING PERSON Pangaea Two GP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,485,886.52*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,485,886.52*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,485,886.52*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

* See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 9 of 17 Pages
1	NAME OF REPORTING PERSON Pangaea Two Admin GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ◻ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,485,886.52*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,485,886.52*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,485,886.52*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

* See Item 5 of this Amendment No. 1.

CUSIP No. 960908309	Page 10 of 17 Pages
1	NAME OF REPORTING PERSON Cartesian Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,485,886.52*
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,485,886.52*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,485,886.52*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.49%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*See Item 5 of this Amendment No. 1.

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 2, 2017 (the “Original Schedule 13D”), relating to the common stock, no par value (“Common Shares”), of Westport Fuel Systems Inc. (the “Issuer” or the “Company”), having its principal executive offices at Suite 101, 1750 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2. Capitalized terms used herein without definition shall have the meanings set forth in the Original Schedule 13D.

Item 1.   Security and the Issuer

Item 1 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages of beneficial ownership reflected in this Amendment No. 1 are based upon a total of 144,393,149.52 Common Shares outstanding, comprised of (i) 137,188,367 Common Shares outstanding according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 9, 2020, (ii) 5,404,907.52 Common Shares issuable upon conversion of the Notes (as defined below) as of the date hereof, and (iii) 1,799,875.00 Common Shares issued upon conversion of the Notes after November 9, 2020, as described in Exhibit 1 hereto.

Item 2.   Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a) This Amendment No. 1 is filed jointly on behalf of (i) Pangaea Two Acquisition Holdings XIV, LLC, a Delaware limited liability company (“XIV”), (ii) Pangaea Two Acquisition Holdings Parallel XIV, LLC, a Delaware limited liability company (“Parallel XIV”), (iii) P2 Portfolios, LLC, a Delaware limited liability company (“P2 Portfolios”), (iv) Pangaea Two, LP, a Delaware limited partnership (“Pangaea Two”), (v) Pangaea Two Parallel, LP, a Cayman Islands exempted limited partnership (“Pangaea Two Parallel”), (vi) Pangaea Two GP, a Delaware limited partnership (“Pangaea Two GP”), (vii) Pangaea Two Admin GP, LLC, a Delaware limited liability company (“Pangaea Two Admin GP”), (viii) Cartesian Capital Group, LLC, a Delaware limited liability company (“Cartesian”), and (ix) Peter Yu (together with the Parallel XIV, XIV, P2 Portfolios, Pangaea Two Parallel, Pangaea Two, Pangaea Two GP, Pangaea Two Admin GP and Cartesian, collectively, the “Reporting Persons”). The Reporting Persons listed in (i) – (viii) are hereinafter referred to as the “Pangaea Entities.”  The Reporting Persons have entered into a Joint Filing Agreement, dated as of December 9, 2020, a copy of which is attached hereto as Exhibit 99.1.

Pangaea Two is the sole and managing member of XIV and is co-managing member of P2 Portfolios.  Pangaea Two Parallel is the sole and managing member of Parallel XIV and is co-managing member of P2 Portfolios.  Pangaea Two GP is the general partner of each of Pangaea Two and Pangaea Two Parallel.  Pangaea Two Admin GP is the general partner of Pangaea Two GP.  Cartesian is the sole and managing member of Pangaea Two Admin GP.  Peter Yu is the controlling managing member of Cartesian,. As such, Mr. Yu may be deemed to have an indirect pecuniary interest (for purposes of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”)) in an indeterminate portion of the securities reported as beneficially owned by the Pangaea Entities.

(b) The business address of each of the Reporting Persons is c/o Cartesian Capital Group, LLC, 505 Fifth Avenue, 15th Floor, New York, NY 10017

(c) The present principal business of each of the Pangaea Entities is that of making private equity and related investments.

(d) To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Pangaea Entities’ jurisdiction of incorporation is listed in (a) above. Peter Yu is a citizen of the United States.

Item 4.   Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On July 30, 2020, the Issuer amended and restated each of (i) the Convertible Promissory Note with XIV, dated June 1, 2016 ( as so amended, "Note 1"), and (ii) the Convertible Promissory Note with Parallel XIV, dated June 1, 2016 (as so amended, "Note 2," and together with Note 1, the “Notes”), in connection with the pay down of the principal amount of the Notes from an aggregate of $17.5 million to $10 million.  Concurrent with such repayment, the maturity of the Notes was extended to three years and a day from the date of the amendments, the coupon rate was reduced from 9% annually to 6.5% annually, and the conversion price was revised from $2.17 per share to $1.42 per share.

On July 30, 2020, the Pangaea Entities surrendered their rights to a board seat of the Issuer concurrently with the resignation of Peter Yu, as a Cartesian designee, from his position as a director of the Issuer.

Item 5.   Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a), (b) The following disclosure assumes there are a total of 144,393,149.52 Common Shares outstanding, comprised of (i) 137,188,367.00 Common Shares outstanding according to the Form 6-K filed by the Issuer with the Securities and Exchange Commission on November 9, 2020, (ii) 5,404,907.52 Common Shares issuable upon conversion of the Notes as of the date hereof, and (iii) 1,799,875.00 Common Shares issued upon conversion of the Notes after November 9, 2020, as described in Exhibit 1 hereto.

The Reporting Persons, collectively, beneficially own in the aggregate 6,485,886.52
Common Shares, comprising 3,729,764.53 Common Shares (issuable in respect of the conversion of Note 1) held directly by XIV, 1,675,142.99 Common Shares held directly by Parallel XIV (issuable in respect of the conversion of Note 2), and 1,080,979.00 Common Shares held directly by P2 Portfolios. Collectively, the Reporting Persons beneficially own 4.49% of the total outstanding Common Shares.

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act:

(i)	in its capacity as holder of Note 1, XIV may be deemed to beneficially own an aggregate of 3,729,764.53 Common Shares, representing approximately 2.58% of the Common Shares outstanding;

(ii)
in its capacity as sole and managing member of XIV and in its capacity as co-managing member of P2 Portfolios, Pangaea Two may be deemed to beneficially own an aggregate of  4,810,743.53 Common Shares, representing approximately 3.33% of the Common Shares outstanding;

(iii)	in its capacity as holder of Note 2, Parallel XIV may be deemed to beneficially own an aggregate of 1,675,142.99 Common Shares, representing approximately 1.16% of the Common Shares outstanding;

(iv)
in its capacity as sole and managing member of Parallel XIV and in its capacity as co-managing member of P2 Portfolios, Pangaea Two Parallel may be deemed to beneficially own an aggregate of 2,756,121.99 Common Shares, representing approximately 1.91% of the Common Shares outstanding;

(v)
in its capacity as general partner of Pangaea Two and Pangaea Two Parallel, Pangaea Two GP may be deemed to beneficially own an aggregate of 6,485,886.52 Common Shares, representing approximately 4.49% of the Common Shares outstanding;

(vi)
in its capacity as general partner of Pangaea Two GP, Pangaea Two Admin GP may be deemed to beneficially own an aggregate of 6,485,886.52 Common Shares, representing approximately 4.49% of the Common Shares outstanding;

(vii)
in its capacity as controlling owner of Pangaea Two Admin GP, Cartesian may be deemed to beneficially own an aggregate of 6,485,886.52 Common Shares, representing approximately 4.49% of the Common Shares outstanding;

(viii)
in its capacity as record holder of 1,080,979.00 Common Shares, P2 Portfolios may be deemed to beneficially own an aggregate of 1,080,979.00 Common Shares, representing approximately 0.75% of Common Shares outstanding; and

(ix)
Mr. Yu may be deemed to beneficially own and share the power to vote and dispose of the 6,485,886.52 Common Shares held directly by XIV, Parallel XIV and P2 Portfolios by virtue of being the controlling managing member of Cartesian, which indirectly controls the other Reporting Persons.

Each of Pangaea Two, Pangaea Two GP, Pangaea Two Admin GP, Cartesian, P2 Portfolios and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by XIV.  Each of Pangaea Two Parallel, Pangaea Two GP, Pangaea Two Admin GP, Cartesian, P2 Portfolios and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by Parallel XIV.  Each of Pangaea Two Parallel, Pangaea Two GP, Pangaea Two Admin GP, Cartesian, and Mr. Yu disclaim beneficial ownership of all of the Common Shares held by P2 Portfolios.

The individual members, managers and executive officers of Cartesian also disclaim beneficial ownership of the Common Shares that are, or may be deemed to be, beneficially owned by the Pangaea Entities.  This report shall not be construed as an admission that such persons are the beneficial owners of Common Shares for any purpose.

(c) The transactions in Common Shares effected by the Reporting Persons during the past 60 days are set out in Exhibit 1 hereto.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5.

(e) On July 30, 2020, the Reporting Persons’ beneficial ownership of the Common Shares fell below 5.0% as a result of the reduced number of shares issuable upon conversion of the predecessors of the Notes.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

A Joint Filing Agreement, dated December 9, 2020, by and among the Reporting Persons has been executed by the Reporting Persons, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Each of XIV and Parallel XIV are party to the Notes.  The disclosure in Item 4 is incorporated herein by reference.

Item 7.   Material to be filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

1.	Exhibit 1 - List of transactions effected by the Reporting Persons in the Issuer’s Common Shares during the 60-day period preceding this filing.
2.	Exhibit 99.1 – Joint Filing Agreement of this Amendment No. 1.

SIGNATURES
After reasonable inquiry and to the best of each of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2020	PANGAEA TWO ACQUISITION HOLDINGS XIV, LLC

By: Pangaea Two, LP, its Managing Member
By: Pangaea Two GP, LP, its general partner
By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	PANGAEA TWO ACQUISITION HOLDINGS PARALLEL XIV, LLC

By: Pangaea Two Parallel, LP, its Managing Member
By: Pangaea Two GP, LP, its general partner
By: Pangaea Two Admin GP, LLC, its general partn

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	PANGAEA TWO, LP

By: Pangaea Two GP, LP, its general partner
By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	PANGAEA TWO PARALLEL, LP

By: Pangaea Two GP, LP, its general partner
By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

[Signature Page to Amendment No. 1 to Schedule 13D]

Dated: December 9, 2020	PANGAEA TWO GP, LP

By: Pangaea Two Admin GP, LLC, its general partner

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	PANGAEA TWO ADMIN GP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	P2 PORTFOLIOS, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	CARTESIAN CAPITAL GROUP, LLC

	By:	/s/ Peter Yu
Name: Peter Yu
Title: President

Dated: December 9, 2020	PETER YU

	By:	/s/ Peter Yu

[Signature Page to Amendment No. 1 to Schedule 13D]

SCHEDULE I
The name, business address, present principal occupation or employment and citizenship of each of the executive officers (or equivalent thereof) of Cartesian Capital Group, LLC are set forth below.  Each such person has no other principal occupation (outside of similar positions held with respect to other entities directly or indirectly managed or advised by Cartesian Capital Group, LLC).

Name	Position with Cartesian Capital Group, LLC	Business Address	Citizenship
Peter Yu	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Geoffrey Hamlin	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States
Paul Pizzani	Member	505 Fifth Avenue, 15th Floor, New York, NY 10017	United States